

June 14, 2022

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

     Re: Bitfufu Inc.
        Amendment No. 1 to Draft Registration Statement on Form F-4
        Submitted May 23, 2022
        CIK No. 0001921158

Dear Mr. Lu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our May 4, 2022 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted May 23, 2022

Cover Page

1.   We note your response to prior comment 1. Please revise your cover page to also disclose that you will be a "controlled company" following the business combination and provide a cross-reference to a longer discussion of "controlled company" status.

Certain Projected Information of BitFuFu, page 106

2.   We note in your response to prior comment 7, you indicate that you have begun to ramp up your own self-mining operations in the beginning of 2022. Please explain where this new business stands. That is, tell us how much revenue has been generated to date and if you are or plan to join the same mining pools as your customers.

Leo Lu
Bitfufu Inc.
June 14, 2022
Page 2

3.   We note your response to prior comment 13. Please revise to clarify whether management considers ARR a key operating metric or if there are any additional key performance indicators, such as new customers, pricing strategies, or mining efficiencies that management utilizes in evaluating the business. To the extent management does not utilize such metrics, please revise this section to provide a discussion regarding why they are included and clarify that management does not view these measures as key operating metrics.

Information about BitFuFu, page 113

4.   We note your response to prior comment 10. Please revise to disclose the identity of the customer that accounted for 30% of your revenue for the fiscal year ended December 31, 2021.

Supply Agreements with BitFuFu's Largest Supplier in 2021, page 118

5.   We note your response to prior comment 11 and re-issue this comment in part. In this regard, please revise to disclose the identity of this supplier.

Compliance Infrastructure, page 119

6.   We note your response to prior comment 8 and that you require certain authentication information as part of your know-your-customer policy. Please revise to clarify whether the authentication includes identity verification.

Digital Assets, page 119

7.   We note your response to prior comment 9. We further note your disclosure that "Bitcoin and USDT are the only digital assets that accounted for more than 1.0% of BitFuFu's total digital assets as of December 31, 2021." Please revise to clarify the amount of USDT and Bitcoin, respectively, held both for the company and on behalf of customers.

Facilities, page 122

8.   We note your response to prior comment 12. Please revise to clarify any specific state regulatory requirements applicable to the company for each of the geographic locations in which you operate. To the extent there are no such requirements, please state this.

Consolidated Balance Sheets, page F-36

9.   We note your expanded disclosure in response to prior comment 14 on page 135 that you have cash deposited at FTX, a cryptocurrency exchange. Please clarify if this balance contains any of your customers' cash. If true, separately present this amount on the face of your balance sheet.

10.   Your response to prior comment 25 indicates that some of your customers designate your Coinbase account to receive their mining rewards in the form of Bitcoins on their behalf.

On the face of your balance sheet, please separately present digital currencies and those digital currencies held on behalf of your customers.

Notes to the Consolidated Financial Statements, page F-40

11. Your response to prior comment 21 indicates that there were no equity awards issued to directors during the period from August 1, 2021 to December 31, 2021, and subsequently up to the date of this response letter. Please confirm that there were equity awards issued to any employees during this time.

Note 2. Summary of Significant Accounting Policies
(g) Digital Currencies, page F-42

12. We note your response to prior comment 22.   You state "In the event that the quoted price at the measurement date of the financial statements is materially less than the carrying value in the Company's accounts, management will recognize an impairment loss for the difference between the carrying value and the actively quoted price found from Binance". Please clarify how this policy complies with accounting convention to ASC 350-30-35-19. Explain why impairment is only measured at the date of the financial statements. Indicate how you identify the carrying value when testing for impairment.

(l) Revenue recognition
Cloud mining solutions, page F-43

13. Your response to prior comment 24 notes that for the customers who purchase cloud mining solution services, the customers exercise control over the hash rate they bought from the Company. Please provide a more detailed description of this hash rate arrangement, including the respective roles of the company and the customers and the terms of your actual agreements with customers. Please disclose whether you use a standard agreement with customers or if agreements are individually negotiated with each customer. If the latter, please provide an explanation of the terms that may differ among customers. Indicate whether the mining pool operator enters into an agreement with you or directly with each of your customers. Tell us whether the mining pool operator is your customer. In addition, describe the payout method selected in your engagement with a mining pool operator.

14. We note your response to prior comment 25 that your customers have the ability to pay by crypto assets when purchasing cloud mining solutions. Please disclose your accounting policy for these types of transactions. Clarify how you have concluded that the recipient of your good or service is a customer in consideration of ASC 606 or ASC 610-20. Your disclosure should also disclose how the crypto asset received in exchange for the good or service is initially measured at its contract inception date fair value. Disclose the amount of revenue recognized from the receipt of crypto assets for the periods presented. In your cash flow statement on page F-39, please explain why you do not show a line item for revenue recognized on acceptance of cryptocurrencies within adjustments to reconcile net

> (loss) income to net cash provided by operating activities, as you did not receive cash for payment. Refer to ASC 230-10-45-28.

Selling Machines, page F-44

15. We note your response to prior comment 24 related to the mining equipment utilized by customers where you provide the cloud mining and hosting solutions. Your response states that customers who purchase mining equipment from the Company typically also purchase hosting services from the Company for such purchased mining equipment. Please further explain how the customer has the ability to direct the use of the purchased mining machine while in your possession. Clarify the enforceable rights and obligations under your hosting service arrangements, and provide us with a representative contract with your customers. Confirm that the hash rate provided to a customer is derived from the specific mining equipment purchased. In addition, indicate whether you have an explicit or implicit repurchase right or obligation since you sell the mining machines on behalf of your customers. Tell us if customers ever take physical possession of the mining machines and remove them from your data centers for their own use or disposition. Describe the nature of the logistic cost and whether it is economical for a customer to take possession of a mining machine. Also explain how and when consideration for the arrangement is transferred. Provide us with your comprehensive accounting analysis of how you determine if the customer obtains control of the mining machine. Refer to ASC 606-10-25-30. Tell us how often a purchased mining equipment is sold to a customer without hosting services.

Leasing of mining equipment, page F-45

16. We note that you recognize revenue for leasing of mining equipment. Please clarify how the lease customer obtains control of an identified asset. Please tell us how the lease arrangement is within the scope of ASC 842-10-15. Indicate whether the customers takes possession of the leased asset and uses on their own or a third party mining sites. If the leased asset is used in your cloud or hosting solution, explain how the customers is able to obtain the computer power for that specific leased asset.

Note 3. Digital Currencies, page F-47

17. We note you currently have USDT as part of your digital currencies balance. Please address the following items:
    - Provide a risk factor disclosure related to stablecoins, or USDT. For example, identify the risk associated with redemption of the token for the underlying asset.
    - Please describe in greater detail the reasons why you hold or may hold stablecoins, or USDT, and your policies and procedures with respect to holding or acquiring stablecoins.
    - Provide us with the facts and circumstances that you considered to determine the accounting for your holding of USDT, a stablecoin. That is, provide us with your analysis if this stablecoin meets the definition of a financial asset, security, or

Leo Lu
Bitfufu Inc.
June 14, 2022
Page 5

        receivable.
- Disclose your accounting policy for USDT, or stablecoins.

18. Provide a reconciliation of the various changes in your digital currencies balance from the beginning of the period to the end of the period for the periods provided.

Note 11. Revenue By Products or Services , page F-50

19. We note your response to prior comment 27. Expand your disclosure to provide revenues from external customers attributed to your country of domicile and attributed to any individual foreign country that are material. Further, disclose long-lived assets located in your country of domicile and separately located in individual foreign countries that are material. Refer to ASC 280-10-50-41.

Note 12. Loss on Disposal of Subsidiary, page F-50

20. We note your expanded footnote disclosure in response to prior comment 19. Please explain in greater detail how you determined to record a loss on disposal of this subsidiary. In this regard, you initially state that you sold this subsidiary to a third party, but further disclose that you transferred this business to your subsidiary domiciled in Singapore. Your response also states that prior to and immediately after the disposition of the entity, you continued to market and deliver uninterrupted services and products to your clientele. Clarify why you refer to your subsidiary in Singapore as a third party and if this subsidiary is consolidated in your financial statements.

General

21. We note your response to prior comment 30. Please revise to clarify whether the company's officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company.

     You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Andrei Sirabionian